December 12, 2014

VIA EDGAR

Celeste M. Murphy, Esq.

Ajay Koduri, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Fintech Acquisition Corp.
Registration Statement on Form S-1
Originally Submitted on September 15, 2014
File No. 377-00783

Dear Ms. Murphy and Mr. Koduri:

This letter sets forth the responses of FinTech Acquisition Corp. (the “Company” or the “Registrant”) to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 4, 2014 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the Comment Letter. The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request. Captions and page references herein correspond to those set forth in the Registration Statement (the “Registration Statement”) filed by the Company concurrently with this correspondence. We are delivering to Ajay Koduri three (3) courtesy copies of the Registration Statement marked with the changes from the Draft Registration Statement that was confidentially submitted to the Commission on November 24, 2014.

Summary Financial Data, page 20

1.	We note your response to comment 5 from our letter dated October 6, 2014. You indicated that your presentation is consistent with the prospectus of special purpose acquisition companies (SPAC). However, we note that a SPAC that files a registration statement on Form S-1 should comply with item 301 of Regulation S-K with respect to the presentation of selected financial data. Therefore, we continue to believe you should remove the “As Adjusted” column from your summary financial data.

The Company respectfully acknowledges the Staff’s comment and has removed the “As Adjusted” column from the summary financial data in the Registration Statement.

2.	Regarding Marcum LLP’s September 15, 2014 audit report, please file an updated consent from Marcum LLP, New York, NY as an exhibit to your next amendment.

The Company respectfully acknowledges the Staff’s comment and has filed an updated consent from Marcum LLP, New York, NY as an exhibit to the Registration Statement.

In addition, in its comment letter dated October 6, 2014, the Staff requested that the Company supplementally provide copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act. The Company previously provided you with a copy of such materials in connection with the response letter it submitted on November 24, 2014. In addition, enclosed with this letter is a copy of materials that the Company presented to potential investors subsequent to November 24, 2014. Investors will not retain copies of these materials. The Company is providing these materials in paper format with an accompanying cover letter pursuant to Rule 418 under the Securities Act.

The Registrant hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact James J. McEntee at (610) 745-6923.

Sincerely,

/s/ James J. McEntee, III
James J. McEntee, III
Chief Financial Officer
FinTech Acquisition Corp.